SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
February 12, 2009
QIMONDA AG
Gustav-Heinemann-Ring 212
D-81739 Munich
Federal Republic of Germany
Tel: +49-89-60088-0
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑      Form 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐       No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .
This Report on Form 6-K is incorporated by reference into the registration statement on Form F-3, File No. 333-145983.

This Report on Form 6-K contains the following press releases of Qimonda AG, which are hereby incorporated by reference into the Registration Statement on Form F-3, Registration No. 333-145983:
•	February 3, 2009 — Continuing development of Buried Wordline Technology and streamlining production capacities, including ramp down of the Richmond 300mm facility.

•	February 3, 2009 — Presenting the world’s smallest DRAM chip based on its advanced Buried Wordline Technology, awarded as DDR3 market leader by Intel.

•	February 10, 2009 — Cutting costs by reduction wafer starts at Dresden facility and improving productivity due to progress in development of 46nm Buried Wordline Technology.

News Release ▪ Presseinformation
Qimonda pushes ahead with the development of its innovative Buried Wordline Technology and streamlines production capacities.
Munich – February 3, 2009 – Qimonda AG (OTC: QMNDQ.PK) is making consistent advances in its orientation towards its Buried Wordline technology. After seeing the first generation with a size of 65nm achieve good results in mass production in Dresden, the developers have now created the first operational DDR3 memory modules based on the latest 46nm technology.
The new 46nm technology will triple the number of chips per wafer compared with the current 75nm technology, and thus is expected to increase production efficiency by 200 percent. Furthermore, preliminary results show that power consumption will be reduced by up to 75 percent. “We are confident that our new technology is the key innovation for us to move onwards into a lucrative future,” says Thomas Seifert, CFO and COO of Qimonda AG. “The first successful test runs with the new 46nm module generation and the customer feedback up to now have been very encouraging.”
Industry experts believe that this new generation of chip represents a clear advantage for Qimonda over the competition. The global market leader Intel Corporation also recently confirmed Qimonda’s leading position in DDR3 technology.
The focus on Buried Wordline technology is therefore a key element of Qimonda’s global restructuring and cost-reduction programme. At the same time, in order to stabilise its ongoing operations even further, loss-making products and contracts are
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Page 2 of 3 February 3, 2009
being discontinued and core production activities are being intensified. This is the reason that production will now be ramped down at the Richmond 300mm manufacturing facility, Virginia (USA). Given the current macroeconomic climate, it is not possible to finance a conversion of this facility for Buried Wordline technology production. In the future, more customers will be supplied with chips from the plant in Dresden. Approximately 1,500 employees are affected by this restructuring measure. Production at the other Qimonda AG facilities continues for the time being.
“This is an essential step for us in order to improve our production efficiency and thoroughly orient Qimonda towards the next generation of memory, the innovative Buried Wordline technology,” said Thomas Seifert, member of the management board of Qimonda. In addition, establishing the viability of the core development and production capabilities of the company is a critical first step in the search for new investors.
No final decisions have yet been taken concerning the future structure of the company, including whether those of its businesses that can be continued will be held through Qimonda AG or placed in a new company owned by new investors. In the latter case, or if investors cannot be found to finance the continuation of Qimonda’s businesses, Qimonda AG would likely be liquidated.
About Qimonda

Qimonda AG (NYSE: QI) is a global memory supplier with a diversified DRAM product portfolio. The company generated net sales of Euro 1.79 billion in financial year 2008 and had — prior to its announcement of a repositioning of its business — approximately 12,200 employees worldwide, of which 1,400 were in Munich, 3,200 in Dresden and 2,800 in Richmond (Virginia, USA). The company provides DRAM products with a focus
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Page 3 of 3 February 3, 2009
on infrastructure and graphics applications, using its power saving technologies and designs. Qimonda is an active innovator and brings high performance, low power consumption and small chip sizes to the market based on its breakthrough Buried Wordline technology. Qimonda is currently continuing its operations while in the early stages of insolvency proceedings under German law. Further information is available at www.qimonda.com.
Disclaimer

This press release contains forward-looking statements based on assumptions and forecasts made by Qimonda management and third parties. Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements. These statements are based on current plans, estimates and projections, and speak only as of the date they are made. We undertake no obligation to update any of them in light of new information or future events. These forward-looking statements involve inherent risks and are subject to a number of uncertainties, including trends in demand and prices for semiconductors generally and for our products in particular, the success of our development efforts, both alone and with our partners, the success of our efforts to introduce new production processes at our facilities and the actions of our competitors, the availability of funds for planned investments and repositioning efforts and the outcome of antitrust investigations and litigation matters, as well as other factors. We caution you that these and a number of other known and unknown risks, uncertainties and other factors could cause actual future results, or outcomes to differ materially from those expressed in any forward-looking statement. These factors include those identified under the heading “Risk Factors” in our most recent Annual Report on Form 20-F which is available without charge on our website and at www.sec.gov
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Asia	Asia	Asia	Asia
Investor Relations Worldwide	Investor Relations Worldwide	Investor Relations Worldwide	Investor Relations Worldwide

New Release ▪ Presseinformation
Qimonda presents world’s smallest DRAM chip based on its advanced Buried Wordline Technology; Qimonda awarded as DDR3 market leader by Intel
Munich, Germany – February 3, 2009 – Qimonda AG (OTC: QMNDQ.PK) today announced first functional modules based on the smallest 2 Gigabit memory chip ever announced in the worldwide DRAM industry. The new 2 Gigabit DDR3 DRAM is based on Qimonda’s leading 46nm Buried Wordline technology and has a die size of less than 55mm2, translating into a significant improvement in productivity compared to today’s technologies. Qimonda originally intended to start commercial production of the new chip by mid 2009 and is actively seeking financing partners to enable this timeline. Recently, Intel Corporation recognized Qimonda’s leading position in DDR3 technology and awarded the company for its engagement.
Qimonda’s 46nm technology will triple the number of chips per wafer compared to the current 75nm technology. At the same time, the chip is expected to significantly reduce power consumption by up to 75 percent in high-density DDR3 (Double Data Rate) modules. The new technology is the ideal platform to boost the market’s conversion from DDR2 to DDR3 technology predicted for mid-2009. Qimonda’s technology roadmap ideally complements this conversion.
“With the first functional chips on 46nm, Qimonda shows the potential to regain technology leadership in the DRAM industry”, said Kin Wah Loh, President and CEO of, Qimonda AG. ”The new 2 Gigabit DDR3 is expected to significantly increase our productivity and reduce our cost per bit once it is ramped up in production. In addition, the new chip is ideally suited for high-density DDR3 server modules and will put us in

For the Trade Press

Public Relations	Name	Phone	E-mail
Worldwide Headquarters	Ralph Heinrich	+49 89 60088 1300	ralph.heinrich@qimonda.com
U.S.A.	Glen Haley	+1 919 677 4554	glen.haley@qimonda.com
Asia	Isabel Chen	+886 2 8170 8177	isabel.chen@qimonda.com
Investor Relations Worldwide	Andreas Schaller	+49 89 60088 1200	andreas.schaller@qimonda.com

Page 2 of 3 February 3, 2009
the position of the energy efficiency leader in the market.”
Intel Corporation recognized Qimonda’s top position in DDR3 technology. “Qimonda delivered DDR3 memory modules that are industry leading in performance and power allowing optimal system performance on Intel platforms,” said Pat Gelsinger, Senior Vice President INTEL CORPORATION and General Manager, Digital Enterprise Group, during a recent award ceremony.
With today’s announcement, Qimonda takes an important step towards establishing the viability of the core development and production capabilities of the company. This is a critical element of the search for new investors.
No final decisions have yet been taken concerning the future structure of the company, including whether those of its businesses that can be continued will be held through Qimonda AG or placed in a new company owned by new investors. In the latter case, or if investors cannot be found to finance the continuation of Qimonda’s businesses, Qimonda AG would likely be liquidated.
About Qimonda
Qimonda AG (OTC: QMNDQ.PK) is a global memory supplier with a diversified DRAM product portfolio. The company generated net sales of Euro 1.79 billion in financial year 2008 and had — prior to its announcement of a repositioning of its business — approximately 12,200 employees worldwide, of which 1,400 were in Munich, 3,200 in Dresden and 2,800 in Richmond (Virginia, USA). The company provides DRAM products with a focus on infrastructure and graphics applications, using its power saving technologies and designs. Qimonda is an active innovator and brings high performance,

For the Trade Press

Public Relations	Name	Phone	E-mail
Worldwide Headquarters	Ralph Heinrich	+49 89 60088 1300	ralph.heinrich@qimonda.com
U.S.A.	Glen Haley	+1 919 677 4554	glen.haley@qimonda.com
Asia	Isabel Chen	+886 2 8170 8177	isabel.chen@qimonda.com
Investor Relations Worldwide	Andreas Schaller	+49 89 60088 1200	andreas.schaller@qimonda.com

Page 3 of 3 February 3, 2009
low power consumption and small chip sizes to the market based on its breakthrough Buried Wordline technology. Qimonda is currently continuing its operations while in the early stages of insolvency proceedings under German law. Further information is available at www.qimonda.com.
Disclaimer
This press release contains forward-looking statements based on assumptions and forecasts made by Qimonda management and third parties. Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements. These statements are based on current plans, estimates and projections, and speak only as of the date they are made. We undertake no obligation to update any of them in light of new information or future events. These forward-looking statements involve inherent risks and are subject to a number of uncertainties, including trends in demand and prices for semiconductors generally and for our products in particular, the success of our development efforts, both alone and with our partners, the success of our efforts to introduce new production processes at our facilities and the actions of our competitors, the availability of funds for planned investments and repositioning efforts and the outcome of antitrust investigations and litigation matters, as well as other factors. We caution you that these and a number of other known and unknown risks, uncertainties and other factors could cause actual future results, or outcomes to differ materially from those expressed in any forward-looking statement. These factors include those identified under the heading “Risk Factors” in our most recent Annual Report on Form 20-F which is available without charge on our website and at www.sec.gov
For the Trade Press

Public Relations	Name	Phone	E-mail
Worldwide Headquarters	Ralph Heinrich	+49 89 60088 1300	ralph.heinrich@qimonda.com
U.S.A.	Glen Haley	+1 919 677 4554	glen.haley@qimonda.com
Asia	Isabel Chen	+886 2 8170 8177	isabel.chen@qimonda.com
Investor Relations Worldwide	Andreas Schaller	+49 89 60088 1200	andreas.schaller@qimonda.com

News Release ▪ Presseinformation
Qimonda cuts costs and improves productivity
•	Reduction of wafer starts at Dresden facility

•	Progress in development of 46nm Buried Wordline technology
Munich/Dresden, Germany – February 10, 2009 – Memory supplier Qimonda today began a reduction in wafer starts at its facility at Dresden to about one quarter of the available capacity. With this move, Qimonda is responding to the negative market developments as well as to the necessity to cut back loss making businesses and safeguard liquidity. At the same time, Qimonda has made further progress with the development of its 46nm Buried Wordline technology and has been able to improve yields of this new manufacturing process faster than originally expected.
“We will reduce wafer starts at Dresden in order to reduce costs and safeguard liquidity. With this liquidity, we intend to expedite the development of our 46nm Buried Wordline technology, with which we can achieve market leading productivity and efficiency”, said Frank Prein, General Manager of Qimonda Dresden GmbH & Co. OHG. “The preliminary insolvency administrator and the creditors’ committee have agreed to this approach.”
The reduction of wafer starts will have no immediate effect on deliveries to customers. Unused equipment will be placed in a standby mode and can be ramped-up again at short notice. The development of the new 46nm Buried Wordline technology, which makes possible an above-average leap in productivity and offers greater energy efficiency than peer products in the market, will be expedited without any reduction. “We are convinced that in the current situation the successful productivity improvement is the
For the Business and Trade Press

Public Relations	Name	Phone	E-mail
Worldwide Headquarters	Ralph Heinrich	+49 89 60088 1300	ralph.heinrich@qimonda.com
U.S.A.	Glen Haley	+1 919 677 4554	glen.haley@qimonda.com
Asia	Isabel Chen	+886 2 8170 8177	isabel.chen@qimonda.com
Investor Relations Worldwide	Andreas Schaller	+49 89 60088 1200	andreas.schaller@qimonda.com

Page 2 of 3 February 10, 2009
best way to convince potential investors that Qimonda has a future”, said Thomas Seifert, CFO and COO of Qimonda AG. “As soon as an investor is on board, Dresden can increase wafer starts again.”
First talks with potential investors have already been held during recent days. “However, it is still too early to make any assessment”, according to the preliminary insolvency administrator, Dr. Michael Jaffé and Kin Wah Loh, President and CEO of Qimonda AG.
A solution involving new investors must be found by end of March in order to assure the continuation of operations at Qimonda. No final decisions have yet been taken concerning the future structure of the company, including whether those of its businesses that can be continued will be held through Qimonda AG or placed in a new company owned by new investors. In the latter case, or if investors cannot be found to finance the continuation of Qimonda’s businesses, Qimonda AG would likely be liquidated.
About Qimonda

Qimonda AG (OTC: QMNDQ) is a global memory supplier with a diversified DRAM product portfolio. The company generated net sales of Euro 1.79 billion in financial year 2008 and had — prior to its announcement of a repositioning of its business – approximately 12,200 employees worldwide. The company provides DRAM products with a focus on infrastructure and graphics applications, using its power saving technologies and designs. Qimonda is an active innovator and brings high performance, low power consumption and small chip sizes to the market based on its breakthrough Buried Wordline technology. Qimonda is currently continuing its operations while in the
For the Business and Trade Press

Public Relations	Name	Phone	E-mail
Worldwide Headquarters	Ralph Heinrich	+49 89 60088 1300	ralph.heinrich@qimonda.com
U.S.A.	Glen Haley	+1 919 677 4554	glen.haley@qimonda.com
Asia	Isabel Chen	+886 2 8170 8177	isabel.chen@qimonda.com
Investor Relations Worldwide	Andreas Schaller	+49 89 60088 1200	andreas.schaller@qimonda.com

early stages of insolvency proceedings under German law. Further information is available at www.qimonda.com.
Disclaimer

This press release contains forward-looking statements based on assumptions and forecasts made by Qimonda management and third parties. Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements. These statements are based on current plans, estimates and projections, and speak only as of the date they are made. We undertake no obligation to update any of them in light of new information or future events. These forward-looking statements involve inherent risks and are subject to a number of uncertainties, including trends in demand and prices for semiconductors generally and for our products in particular, the success of our development efforts, both alone and with our partners, the success of our efforts to introduce new production processes at our facilities and the actions of our competitors, the availability of funds for planned investments and repositioning efforts and the outcome of antitrust investigations and litigation matters, as well as other factors. We caution you that these and a number of other known and unknown risks, uncertainties and other factors could cause actual future results, or outcomes to differ materially from those expressed in any forward-looking statement. These factors include those identified under the heading “Risk Factors” in our most recent Annual Report on Form 20-F which is available without charge on our website and at www.sec.gov
For the Business and Trade Press

Public Relations	Name	Phone	E-mail
Worldwide Headquarters	Ralph Heinrich	+49 89 60088 1300	ralph.heinrich@qimonda.com
U.S.A.	Glen Haley	+1 919 677 4554	glen.haley@qimonda.com
Asia	Isabel Chen	+886 2 8170 8177	isabel.chen@qimonda.com
Investor Relations Worldwide	Andreas Schaller	+49 89 60088 1200	andreas.schaller@qimonda.com

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

QIMONDA AG
Date: February 12, 2009	By:	/s/ Kin Wah Loh
Kin Wah Loh
Chief Executive Officer and Chairman of the Management Board

	By:	/s/ Thomas J. Seifert
Thomas J. Seifert
Chief Operating Officer, Chief Financial Officer and Member of the Management Board